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FOR IMMEDIATE RELEASE


             VIMPELCOM ACQUIRES SECOND LARGEST WIRELESS OPERATOR IN
                                   KAZAKHSTAN
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Moscow  and  New  York   (September   6,  2004)  -  Open  Joint  Stock   Company
"Vimpel-Communications"   ("VimpelCom"  or  the  "Company")  (NYSE:  VIP)  today
announced it has closed its previously announced acquisition of "KaR-Tel", the second largest cellular operator in Kazakhstan, for a purchase price of US$350 million plus assumption of approximately $75 million in debt. KaR-Tel holds a national GSM-900 license and currently serves approximately 600,000 subscribers, representing, according to Company estimates, a 31% market share in Kazakhstan.

Commenting on today's announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, "We are pleased that we are starting operations in Kazakhstan. We will integrate KaR-Tel into the BeeLine network and use our unified business approach in Kazakhstan. Given the country's strong economic position and penetration rate of only 13% we see great growth opportunities in Kazakhstan."

Kazakhstan is located in Central Asia and borders Russia, Uzbekistan, Turkmenistan, Kyrgyzstan and China. With a population of approximately 15 million, Kazakhstan has the second highest GDP per capita in the CIS (after Russia) and had an annual rate of growth in 2003 of 9.2%. Kazakhstan has significant oil and gas deposits as well as metals and other important minerals. Kazakhstan is the only CIS country to have received investment ratings from both S&P's and Moody's.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line GSM" brand. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

This form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. The intended benefits to VimpelCom from the transaction described herein, are based on Management's best assessment, based upon due diligence conducted to date, of each of the Company's and KaR-Tel's strategic and financial position and of future market conditions and trends. This transaction involves risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and
Kazakhstan, litigation by third parties relating to KaR-Tel (some of which pre-dates the acquisition by VimpelCom) and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.


For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com